

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX EXCEEDS EXIT GUIDANCE, AVERAGING 19,600 BOEPD DURING NOVEMBER 2012, ANNOUNCES AN INCREASE IN ITS CREDIT FACILITIES AND LAYERS IN ADDITIONAL COMMODITY FIXED PRICE CONTRACTS FOR 2013

CALGARY, ALBERTA (December 12, 2012) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that average production in the month of November 2012 (based on field estimates) averaged 19,600 barrels of oil equivalent per day (boe/d) and that it has completed its mid-year review of its 2012 credit facilities and provides an update of its recent commodity price risk management activities.

Bellatrix continues to expect it will meet its previously announced 2012 calendar year guidance of average daily production of 16,500 to 17,000 boe/d and announces that month of November 2012 average field production of 19,600 boe/d had exceeded its exit rate guidance of 19,000 boe/d to 19,500 boe/d. Total crude oil, condensate and NGLs averaged 32% of field production volumes for the month of November 2012.

During the 3rd quarter of 2012, the Company drilled and completed 7 gross Cardium wells in the Ferrier/Brazeau area of West Central Alberta. The 7 gross (6.21 net) Cardium wells averaged 987 boe/d for the first 7 days of production (IP 7), 966 boe/d for the first 15 days of production (IP 15) and 906 boe/d for the first 30 days of production (IP 30). Additionally the Company drilled 2 gross (1.5 net) Notikewin/Falher liquids rich gas wells in the third quarter of 2012. The 100% WI well was placed on production October 4, 2012 and is currently producing 10.5 mmcf/d yielding 35 bbls of NGLs per mmcf. The second well (0.5 net) was placed on production on October 26, 2012 and is currently producing 12.5 mmcf/d yielding 35 bbls of NGLs per mmcf.

A syndicate of banks led by National Bank of Canada recently completed its semi-annual borrowing base redetermination for November 30, 2012. Based on Bellatrix's 2012 mid-year review, effective December 13, 2012, the Company's borrowing base was increased by $20 million to $220 million through to the next scheduled borrowing base determination to be completed on or before May 31, 2013. In Bellatrix's view this 10% increase from the previous borrowing base of $200 million is a direct result of Bellatrix's closing of its previously announced asset acquisition, the layering in of additional commodity fixed price contracts for 2013, as well as the strong 2012 drilling results which delivered significant reserves and production growth in the first half of 2012.

The Company's expanded facilities consists of a $25 million demand operating facility provided by a Canadian bank and an $195 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution. The increased credit facilities will be available to finance Bellatrix's ongoing capital expenditures, working capital requirements and for general corporate purposes.

On May 25, 2012, Bellatrix executed an amending and restated credit agreement with its banking syndicate that provided for the extension of the revolving period of the existing credit facility from June 26, 2012 to June 25, 2013. Amounts borrowed under the credit facility will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate or LIBOR margin rate, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company's debt to cash ratio. A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company's debt to cash flow ratio.

On November 15, 2012, Bellatrix closed the previously announced $21 million asset acquisition of additional highly prospective Cardium and Notikewin/Falher lands and production in the Willesden Green area of Alberta.

In summary, Bellatrix has the following crude oil and natural gas commodity price risk management contracts in place for 2013. The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.8 Mj/m^3.

Product	Term	Volume	Average Price
Crude Oil	Jan 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$94.50 CDN/bbl
Natural gas	Apr 1, 2013 to Oct. 31, 2013	26.1 mmcf/d	$4.72 CDN/mcf

Based on month of November 2012 average field production volumes of approximately 19,600 boe/d annualized for 2013, Bellatrix has put in place price protection on approximately 30% of annual production volumes.

To further clarify, Bellatrix recently entered into the two previously mentioned commodity price risk management contracts consisting of two natural gas fixed price swaps for 20,000 GJ/d and 10,000 GJ/d respectively for the period April 1, 2013 to October 31, 2013 at a prices of CDN$4.0875/GJ (CDN$4.70/mcf) and CDN$4.15/GJ (CDN$4.77/mcf). Each of these summer 2013 natural gas fixed price swaps were enhanced and received a premium price in 2013 by placing a call on 2,000 bbl/d and 1,000 bbl/d respectively at US$105 for the calendar year 2014.

As at December 12, 2012, Bellatrix has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$ 90.00 CDN	$ 90.00 CDN	WTI
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$ 90.49 CDN	$ 90.49 CDN	WTI
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$ 96.40 CDN	$ 96.40 CDN	WTI
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$ 94.50 CDN	$ 94.50 CDN	WTI
Crude oil call option	January 1, 2012 to Dec. 31, 2012	833 bbl/d	-	$ 110.00 US	WTI
Crude oil call options	January 1, 2013 to Dec. 31, 2013	3,000 bbl/d	-	$ 110.00 US	WTI
Crude oil call options	January 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$ 105.00 US	WTI
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$ 4.0875 CDN	$ 4.0875 CDN	AECO
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$ 4.15 CDN	$ 4.15 CDN	AECO

Bellatrix continues to focus on growth by development of its core Cardium and Notikewin/Falher assets utilizing its large inventory of geological prospects. The Company has developed an inventory of 669 net remaining Cardium locations and 358 net Notikewin/Falher locations representing a net remaining capital requirements of $4.06 billion based on current costs. As at September 30, 2012, Bellatrix has approximately 197,428 net undeveloped acres and including all opportunities has in excess of 1,554 net exploitation drilling opportunities identified, with capital requirements of $7.09 billion based on current costs representing over 40 years of drilling inventory based on current annual cash flow. The Company continues to focus on adding Cardium and Notikewin prospective lands.

The Company's current corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 – 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including anticipated 2012 average daily production and exit rate, anticipated use of availability under bank facility and amount of capital required to develop inventory and time for development. May contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Initial production rates: Initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery.